Filed by Equitex, Inc. Pursuant to Rule 425 under the Securities Act of 1933

                                           Subject Company:  Cash Services, Inc.
                                                   Commission File No.:  0-18317

                                                                            NEWS
                                                           FOR IMMEDIATE RELEASE
July 23, 2003

FOR FURTHER INFORMATION CONTACT:
Thomas B. Olson, Secretary
(303) 796-8940


  EQUITEX SIGNS DEFINITIVE AGREEMENT FOR SALE OF SUBSIDIARY CHEX SERVICES, INC.
                             TO CASH SYSTEMS, INC.

Englewood, Colorado & Palm Beach Gardens, Florida - Equitex, Inc. (NASDAQ: EQTX) announced today that it executed a definitive agreement for the sale of its wholly-owned subsidiary, Chex Services, Inc., to Cash Systems, Inc. of Minneapolis, Minnesota. Terms of the agreement call for Cash Systems to issue 9,000,000 shares of its common stock to Equitex for all of the outstanding common stock of Chex Services.

As part of the agreement, Equitex will distribute to its stockholders, following necessary stockholder and regulatory approval, that number of shares of Cash Systems common stock required for Equitex to hold less than ten percent of Cash Systems' outstanding common stock following the transaction or 1,500,000 shares, whichever is less.

Closing of this transaction is subject to certain requirements including necessary stockholder approval, completion of final documentation, due diligence and other customary pre-closing conditions.

This press release does not constitute an offer of any securities for sale.

Cash Systems, Inc. (OTC/BB: CSHS) has grown from a regional ATM provider to a prominent cash access company serving the gaming and retail industry. Cash Systems' products include its proprietary cash advance systems, ATMs and check cashing solutions. Cash Systems gaming clients are comprised of both Native American and commercial entities. Please visit http://www.cashsystemsinc.com for more information

Equitex, Inc. is a holding company operating through its wholly owned subsidiary Chex Services of Minnetonka, Minnesota, as well as its majority owned subsidiary Denaris Corporation. Chex Services provides comprehensive cash access services to casinos and other gaming facilities. Denaris was formed to provide stored value card services.
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THE STATEMENTS INCLUDED IN THIS PRESS RELEASE CONCERNING PREDICTIONS OF ECONOMIC
PERFORMANCE AND MANAGEMENT'S PLANS AND OBJECTIVES CONSTITUTE FORWARD- LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS WHICH COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, FACTORS DETAILED IN EQUITEX'S SECURITIES AND EXCHANGE COMMISSION FILINGS; COMPLETION OF DUE DILIGENCE, SHAREHOLDER APPROVAL,
REGULATORY APPROVALS AND CERTAIN OTHER PRE-CLOSING CONDITIONS FOR ALL INCOMPLETE MERGER OR ACQUISITION TRANSACTIONS INCLUDING THE CHEX SERVICES/CASH SYSTEMS TRANSACTION; ECONOMIC DOWNTURNS AFFECTING THE OPERATIONS OF EQUITEX, ITS SUBSIDIARIES OR COMPANIES PROPOSED FOR MERGER OR ACQUISITION; THE TERMINATION OF PREVIOUSLY ANNOUNCED ACQUISITIONS; DELAYS OR THE INABILITY TO OBTAIN REGULATORY APPROVALS FOR PREVIOUSLY ANNOUNCED ACQUISITIONS; THE INABILITY TO INITIATE OR COMPLETE ANY CONTEMPLATED RESTRUCTURING, OFFERING, ACQUISITION, DISPOSITION OR OTHER TRANSACTION; ADVERSE FINANCIAL PERFORMANCE BY EQUITEX OR ANY OF ITS SUBSIDIARIES; FAILURE TO OBTAIN OR MAINTAIN REGULATORY APPROVAL FOR PRODUCTS AND SERVICES OFFERED BY EQUITEX OR ITS SUBSIDIARIES; THE INABILITY TO COLLECT
AMOUNTS DUE TO EQUITEX FROM THE FDIC OR NET FIRST NATIONAL BANK; ADVERSE EQUITY MARKET CONDITIONS AND DECLINES IN THE VALUE OF EQUITEX COMMON STOCK; AND THE UNAVAILABILITY OF FINANCING TO COMPLETE MANAGEMENT'S PLANS AND OBJECTIVES. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE SPEAK ONLY AS OF THE DATE HEREOF AND EQUITEX DISCLAIMS ANY INTENT OR OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.
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